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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ALARMGUARD HOLDINGS, INC.

                           (Name of Subject Company)

                            TYCO INTERNATIONAL LTD.

                             T16 ACQUISITION CORP.

                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

           (including the associated preferred stock purchase rights)

                         (Title of class of securities)
                            ------------------------

                                   011649100

                     (CUSIP number of class of securities)
                            ------------------------

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                            ------------------------

                                WITH A COPY TO:

                             ABBE L. DIENSTAG, ESQ.
                     KRAMER, LEVIN, NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 715-9100
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $62,576,296                                                $12,515.26

* For purposes of calculating fee only. Assumes purchase of 6,765,005 shares of Common Stock, par value $.0001 per share, including the associated preferred stock purchase rights, of Alarmguard Holdings, Inc. at $9.25 per share, representing 5,569,983 shares outstanding and 1,195,022 shares reserved for issuance pursuant to outstanding options and warrants.

**  1/50th of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    Not applicable   Filing party:  Not applicable.
Form or registration no.:  Not applicable.  Date filed:    Not applicable.

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                       Exhibit Index is located on Page 9

                                     14D-1

                                                               Page 2 of 7 Pages

1          NAMES OF REPORTING PERSONS:
           TYCO INTERNATIONAL LTD.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a)/ /
                                                                                              (b)/ /
3          SEC USE ONLY

4          SOURCES OF FUNDS
           AF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              / /
           PURSUANT TO ITEMS 2(e) OR 2(f)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA

7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           NONE. SEE ITEM 6 AND ITEM 7

8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           SEE ITEM 6 AND ITEM 7

9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           SEE ITEM 6 AND ITEM 7

10         TYPE OF REPORTING PERSON
           CO

                                     14D-1

                                                               Page 3 of 7 Pages

1          NAMES OF REPORTING PERSONS:
           T16 ACQUISITION CORP.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a)/ /
                                                                                              (b)/ /
3          SEC USE ONLY

4          SOURCES OF FUNDS
           AF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              / /
           PURSUANT TO ITEMS 2(e) OR 2(f)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           NONE. SEE ITEM 6 AND ITEM 7

8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           SEE ITEM 6 AND ITEM 7

9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           SEE ITEM 6 AND ITEM 7

10         TYPE OF REPORTING PERSON
           CO

    This Statement relates to the offer by T16 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to purchase all outstanding shares of common stock, par value $.0001 per share, including the associated preferred stock purchase rights (the "Common Shares"), of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 1999, annexed hereto as Exhibit (a)(1) (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $9.25 per Common Share, net to each tendering stockholder in cash. The item numbers below and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Alarmguard Holdings, Inc., a Delaware corporation. The address of the Company's principal executive offices is 125 Frontage Road, Orange, CT 06477.

    (b) The securities to which this statement relates are the Common Shares. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Common Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) This Statement is being filed by Purchaser and Tyco (collectively, the "Reporting Persons"). Purchaser is an indirect wholly-owned subsidiary of Tyco.

    The information set forth in Section 9 ("Certain Information Concerning Tyco and Purchaser") and in Annex I and II of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Tyco and Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Preferred Stock Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction and Sections 7 ("Effects of the Offer on the Market for Common Shares; Stock Quotations; Registration Under the Exchange Act") and 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in Sections 9 ("Certain Information Concerning Tyco and Purchaser") and 13 ("The Merger Agreement; Preferred Stock Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

                               Page 4 of 7 Pages

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction and Sections 9 ("Certain Information Concerning Tyco and Purchaser"), 11 ("Contacts with the Company; Background of the Offer"), 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and 13 ("The Merger Agreement; Preferred Stock Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Sections 17 ("Fees and Expenses") and 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Tyco and Purchaser") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of such financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold the Common Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Preferred Stock Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 7 ("Effects of the Offer on the Market for Common Shares; Stock Quotations; Registration Under the Exchange Act") and 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated January 15, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Notice of Guaranteed Delivery.

    (a)(6) Text of Joint Press Release issued January 11, 1999.

    (a)(7) Form of Summary Advertisement, dated January 15, 1999.

    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (b) Not applicable.

    (c)(1) Confidentiality Agreement executed by Tyco International (US) Inc. in favor of the Company, dated November 5, 1998.

                               Page 5 of 7 Pages

    (c)(2) Agreement and Plan of Merger, dated as of January 8, 1999, among the Purchaser, Tyco and the Company.

    (c)(3) Preferred Stock Purchase Agreement, dated as of January 8, 1999, among Tyco, the Purchaser and the individuals listed on the signature pages thereto.

    (d)-(f) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                TYCO INTERNATIONAL LTD.

Dated: January 15, 1999         By:  /s/ MARK H. SWARTZ
                                     -----------------------------------------
                                     Name: Mark H. Swartz
                                     Title: Executive Vice President
                                     and Chief Financial Officer

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                T16 ACQUISITION CORP.

Dated: January 15, 1999         By:  /s/ MARK H. SWARTZ
                                     -----------------------------------------
                                     Name: Mark H. Swartz
                                     Title: Vice President

                               Page 6 of 7 Pages

                                 EXHIBIT INDEX

  EXHIBIT                                                                                                SEQUENTIALLY
    NO.                                            DESCRIPTION                                           NUMBERED PAGE
-----------  ----------------------------------------------------------------------------------------  -----------------
    (a)(1)   Offer to Purchase, dated January 15, 1999...............................................
    (a)(2)   Letter of Transmittal...................................................................
    (a)(3)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees..............
    (a)(4)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
               Nominees..............................................................................
    (a)(5)   Notice of Guaranteed Delivery...........................................................
    (a)(6)   Text of Joint Press Release issued January 11, 1999.....................................
    (a)(7)   Form of Summary Advertisement, dated January 15, 1999...................................
    (a)(8)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...
    (c)(1)   Confidentiality Agreement executed by Tyco International (US) Inc. in favor of the
               Company, dated November 5, 1998.......................................................
    (c)(2)   Agreement and Plan of Merger, dated as of January 8, 1999, among the Purchaser, Tyco and the Company...........................................................................
    (c)(3)   Preferred Stock Purchase Agreement, dated as of January 8, 1999, among Tyco, the
               Purchaser and the individuals listed on the signature pages thereto...................

                               Page 7 of 7 Pages